                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                   SCHEDULE D


           CUSIP NO.                                       Page 2 of 13
           M40868107
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Arie Genger
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, PF, OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and Israel
--------------------------------------------------------------------------------

              NUMBER OF       7     SOLE VOTING POWER       99,210(1)(3)
                SHARES        --------------------------------------------------
             BENEFICIALLY     8     SHARED VOTING POWER    2,317,062(2)(3)
               OWNED BY       --------------------------------------------------
                 EACH         9      SOLE DISPOSITIVE POWER    99,210(1)(3)
              REPORTING       --------------------------------------------------
                PERSON        10     SHARED DISPOSITIVE POWER   2,317,062(2)(3)
                 WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,416,272(1)(2)(3)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        9.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                        IN

--------------------------------------------------------------------------------

(1)Includes 40,000 shares owned by a trust for the benefit of a minor child of a third party of which Mr. Genger is sole trustee, as to which Mr. Genger disclaims beneficial ownership.
(2)Includes 4,000 shares beneficially owned by Mr. Genger's spouse, as to which he disclaims beneficial ownership.
(3)Does not include 3,000 shares beneficially owned by a trust for a minor child of Mr. Genger, as to which Mr. Genger has no voting or investment control.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE D


           CUSIP NO.                                       Page 3 of 13
           M40868107
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         TPR Investment Associates, Inc.
         (I.R.S. Employer Identification No. 13-3506464)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

              NUMBER OF       7     SOLE VOTING POWER -0-
                SHARES        --------------------------------------------------
             BENEFICIALLY     8     SHARED VOTING POWER    2,313,062
               OWNED BY       --------------------------------------------------
                 EACH         9      SOLE DISPOSITIVE POWER    -0-
              REPORTING       --------------------------------------------------
                PERSON        10     SHARED DISPOSITIVE POWER   2,313,062
                 WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,313,062
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        8.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                        CO

--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE D


           CUSIP NO.                                       Page 4 of 13
           M40868107
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Trans-Resources, Inc.
         (I.R.S. Employer Identification No. 36-2729497)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

              NUMBER OF       7     SOLE VOTING POWER -0-
                SHARES        --------------------------------------------------
             BENEFICIALLY     8     SHARED VOTING POWER    2,115,562
               OWNED BY       --------------------------------------------------
                 EACH         9      SOLE DISPOSITIVE POWER    -0-
              REPORTING       --------------------------------------------------
                PERSON        10     SHARED DISPOSITIVE POWER   2,115,562
                 WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,115,562
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        8.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                        CO

--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE D


           CUSIP NO.                                       Page 5 of 13
           M40868107
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Haifa Chemicals Holdings Ltd.
         (Israeli corporation with no United States I.R.S. Identification No.)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------

              NUMBER OF       7     SOLE VOTING POWER -0-
                SHARES        --------------------------------------------------
             BENEFICIALLY     8     SHARED VOTING POWER    682,312
               OWNED BY       --------------------------------------------------
                 EACH         9      SOLE DISPOSITIVE POWER    -0-
              REPORTING       --------------------------------------------------
                PERSON        10     SHARED DISPOSITIVE POWER   682,312
                 WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       682,312
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        2.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                        CO

--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE D


           CUSIP NO.                                       Page 6 of 13
           M40868107
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Thomas G. Hardy
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Australla
--------------------------------------------------------------------------------

              NUMBER OF       7     SOLE VOTING POWER 54,250
                SHARES        --------------------------------------------------
             BENEFICIALLY     8     SHARED VOTING POWER    -0-
               OWNED BY       --------------------------------------------------
                 EACH         9      SOLE DISPOSITIVE POWER    54,250
              REPORTING       --------------------------------------------------
                PERSON        10     SHARED DISPOSITIVE POWER  -0-
                 WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       54,250
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                        IN

--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1 thereto filed on March 12, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Issuer"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares and to update the Schedule 13D in certain other respects. As previously discussed in the Schedule 13D, Genger has reached an understanding with Mr. Barnard J. Gottstein ("BG") (who had previously filed his own Schedule 13D) to work together to achieve certain of these purposes, with the result that the Reporting Persons may be deemed to have formed a "group" with BG. The Reporting Persons expressly disclaim any such "group" membership between the Reporting Persons and BG. Although Hardy is one of the Reporting Persons, the TRI Entities and Hardy expressly disclaim any "group" membership among the TRI Entities and Hardy.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         See Item 5 hereof for certain information regarding purchases of Shares by directors and executive officers of TRI.


Item 4.   Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On March 22, 1999, the legal representative of Genger and BG sent a letter to the legal representative of the Issuer, advising the Issuer of the names of the directors that have been proposed by Genger and BG to replace two management directors (other than Dr. Eckhouse) and one non-management director selected by the Issuer's present Board of Directors (other than Hardy). A copy of such letter is attached hereto as Exhibit 6.

         Other than as described above and as previously described in the
Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses
(a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         The percentages set forth in each Reporting Person's separate cover page have been recalculated to be based upon 26,027,000 Shares outstanding, which represents the weighted average number of Shares outstanding during the three-month and twelve-month periods ended December 31, 1998, as reported in the Issuer's Form 6-K, which was filed with the Securities and Exchange Commission on February 16, 1999. Reference is made to the information contained in Items 7-13 of each Reporting Person's separate cover page for the aggregate number and percentage of total outstanding Shares beneficially owned by each Reporting Person.

         To the knowledge of the Reporting Persons, no director or executive officer of TPR, TRI or HCH other than Genger and Hardy is the beneficial owner of any Shares, except for Sash A. Spencer, director of TRI, who owns 11,000 Shares (purchased at an aggregate cost of approximately $71,500 from personal funds); Gabriel Politzer, Senior Vice President of TRI, who owns 2,950 Shares (purchased at an aggregate cost of $20,000 from personal funds); and Martin A. Coleman, director of TRI, who owns 2,000 Shares (purchased at an aggregate cost of $18,000 from personal funds) and $100,000 principal amount of the Issuer's 6% Convertible Subordinated Notes due 2002 (purchased at a cost of $70,000 from personal funds) which are convertible into Shares at an initial conversion price of $46.55 per Share, subject to adjustment.


Item 7.  Materials to be Filed as Exhibits.


         Exhibit 6: Letter, dated March 22, 1999, from the legal representative of Genger and BG to the legal representative of the Issuer.



                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1999
                                      /s/ Arie Genger
                                      ---------------
                                          Arie Genger


                                      TPR INVESTMENT ASSOCIATES, INC.


                                      By:/s/ Arie Genger
                                         ---------------
                                             Arie Genger,
                                             President

                                      TRANS-RESOURCES, INC.


                                      By:/s/ Arie Genger
                                      ------------------
                                       Arie Genger,
                                       Chairman of the Board


                                      HAIFA CHEMICALS HOLDINGS LTD.(1)


                                      By:/s/ Arie Genger
                                      ------------------
                                             Arie Genger

                                      /s/ Thomas G. Hardy
                                      -------------------
                                          Thomas G. Hardy

--------
         (1) pursuant to power of attorney

                                  EXHIBIT INDEX


 Exhibit
 Number                                  Title                        Page
    6                    Letter, dated March 22, 1999,
                         from Mr. Barnard J. Gottstein                 12
                         and Mr. Arie Genger to the
                         Company